September 15, 2008

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 10
Western Reserve Life Assurance Company of Ohio
WRL Series Life Account
WRL Xcelerator (File No. 333-107705/811-4420)

Filer CIK No.: 0000778209

Dear Sir or Madam:

On behalf of Western Reserve Life Assurance Co. of Ohio and WRL Series Life Account (the “Account”), we have enclosed for electronic filing, Post-Effective Amendment No. 10 (“Amendment”) to the Form N-6 Registration Statement of the WRL Xcelerator (the “Policy”) being funded through the Account.

This Amendment is being filed pursuant to Rule 485(b) of the Securities Act of 1933 to designate a new effective date for Post-Effective Amendment No. 9, filed with the Commission on July 1, 2008. The original effective date that was requested was September 15, 2008; the proposed effective date is October 15, 2008. Some administrative issues resulted in the request for a delay of the effective date of Post-Effective Amendment No. 9.

If you have any questions concerning this filing, please do not hesitate to call me at (727) 299-1747 or Arthur D. Woods, Esq. at (727) 299-1830.

Very truly yours,

/s/ Gayle A. Morden
Gayle A. Morden
Compliance Manager – AFP Life Products

Enclosures

cc: Arthur D. Woods, Esq.

  Mary Jane Wilson-Bilik, Esq.

  Priscilla Hechler